UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                    X                                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Yes                                                  No                        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Yes                                                  No                        X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA has received a new communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities (“MREL”), as determined by the Single Resolution Board (“SRB”), that has been calculated taking into account the financial and supervisory information as of December 31, 20191, and which supersedes the previous MREL communication published on November 19, 2019.

In accordance with this new MREL communication, BBVA has to reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 24.78%2 of the total risk weighted assets (“RWAs”) of its resolution group, on sub-consolidated level3 (the “MREL in RWAs”). Within this MREL in RWAs, an amount equal to 13.50%2 of the RWAs shall be met with subordinated instruments (the “subordination requirement in RWA”).

This MREL in RWA is equal to 10.25% in terms of the total exposure considered for calculating the leverage ratio (the “MREL in LR”), while the subordination requirement in RWAs is equal to 5.84% in terms of the total exposure considered for calculating the leverage ratio (the “subordination requirement in LR”).

The current own funds and eligible liabilities structure of the resolution group meets the MREL in RWAs, the MREL in LR, the subordination requirement in RWAs and the subordination requirement in LR.

1 As the reference date used for the calibration of the MREL has been December 31, 2019, the effects, among other issues, of the expected sale of the BBVA Group subsidiary BBVA USA Bancshares, Inc, which was announced to the market on November 16, 2020, have not been taken into account.

2 In accordance with the new applicable regulation, the MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement. For these purposes, the applicable combined capital buffer requirement would be 2.5%, without prejudice to any other buffer that may be applicable at any time.

3 Pursuant to BBVA Group’s MPE (Multiple Point of Entry) resolution strategy, as established by the SRB, the resolution group consists of Banco Bilbao Vizcaya Argentaria S.A. and the subsidiaries that belong to the same European resolution group. As of December 31, 2019, the RWAs of the resolution group amounted to 204,218 million euros and the total exposure considered for calculating the leverage ratio amounted to 422,376 million euros.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

MREL

	% RWAs	% Leverage ratio (LR) exposure

Requirement as of January 1, 2022	24.78%	10.25%

Own funds and eligible liabilities as of March 31, 2021	29.23%[4]	13.40%

Subordination requirement

	% RWAs	% Leverage ratio (LR) exposure

Requirement as of January 1, 2022	13.50%	5.84%

Own funds and eligible subordinated liabilities as of March 31, 2021	25.95%[4]	11.89%

Madrid, May 31, 2021

4 Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 2.5%, without prejudice to any other buffer that may apply at any time.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: May 31, 2021
By: /s/ Gloria Couceiro Justo

Name: Gloria Couceiro Justo

Title: Performance Management & Capital Director